maxis®

06017297

SEC MAIL RECEIVED PROCESSING
SEP 29 2006
WASH. D.C. 199 SECTION

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

21 September 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 August 2006 to 15 September 2006, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 August 2006 to 15 September 2006.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

Singap-1/51421/01

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	04 September 2006 13 September 2006 14 September 2006	Bursa Securities Listing Requirements	A
2. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 a) Templeton International, Inc. b) Templeton Worldwide, Inc. c) Templeton Asset Management Ltd. d) Franklin Resources, Inc. e) Employees Provident Fund	17 August 2006 01 September 2006 05 September 2006 06 September 2006 07 September 2006 12 September 2006	Bursa Securities Listing Requirements	B
3. Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 a) Dato' Jamaludin bin Ibrahim	08 September 2006	Bursa Securities Listing Requirements	C
4. Notice of Book Closure	23 August 2006	Bursa Securities Listing Requirements	D
5. General Announcement	30 August 2006 01 September 2006 08 September 2006	Bursa Securities Listing Requirements	E
6. Financial Results	23 August 2006	Bursa Securities Listing Requirements	F

APPENDIX A

Exemption File No
082-34780

LISTING'S CIRCULAR NO. L/Q : 38508 OF 2006

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **04/09/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 203,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 6 September 2006.**

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38642 OF 2006

Exemption File No
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/09/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 447,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 15 September 2006.**

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38665 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/09/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 364,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 18 September 2006.**

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

APPENDIX B

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-060817-54614**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/08/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 66,500 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/08/2006**	**1,066,500**	

Circumstances by reason of which change has occurred	:	**- Purchases of shares from open market in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis** **- Purchase of shares managed by portfolio manager in respect of 66,500 ordinary shares of RM0.10 each in Maxis**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**1,000,000**
Direct (%)	:	**0.04**
Indirect/deemed interest (units)	:	**66,500**
Indirect/deemed interest (%)	:	**0.003**
Total no of securities after change	:	**128,821,600**
Date of notice	:	**11/08/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 11 August 2006 received by Maxis on 17 August 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 116,415,900 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 66,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 775,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,489,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 531,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 3,313,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,529,100 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-060901-56412** **082-34780**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/09/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**24/08/2006**	**50,000**	
Acquired	**25/08/2006**	**150,000**	
Acquired	**28/08/2006**	**500,000**	

Circumstances by reason of which change has occurred	:	**- Purchase of shares from open market in respect of 500,000 ordinary shares of RM0.10 each in Maxis** **- Purchases of shares managed by portfolio manager in respect of 200,000 ordinary shares of RM0.10 each in Maxis**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**500,000**
Direct (%)	:	**0.0199**
Indirect/deemed interest (units)	:	**200,000**
Indirect/deemed interest (%)	:	**0.008**
Total no of securities after change	:	**130,571,600**
Date of notice	:	**28/08/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 28 August 2006 received by Maxis on 1 September 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 117,965,900 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 66,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 775,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,489,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 531,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 3,313,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,529,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-060905-54720**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/09/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 423,300 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**29/08/2006**	**250,000**	
Disposed	**29/08/2006**	**26,700**	
Acquired	**30/08/2006**	**200,000**	

Circumstances by reason of which change has occurred	:	**Purchases and disposal of shares from open market**
Nature of interest	:	**Direct**
Direct (units)	:	**423,300**
Direct (%)	:	**0.0169**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**130,994,900**
Date of notice	:	**30/08/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 30 August 2006 received by Maxis on 5 September 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 118,389,200 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 66,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 775,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,489,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 531,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 3,313,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,529,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No MC-060906-34566

682-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **06/09/2006**

Particulars of substantial Securities Holder

Name : **TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address : **7 Temasek Boulevard**
#38-03 Suntec Tower One
Singapore 038987
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **Singapore**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 680,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/09/2006**	**680,000**	

Circumstances by reason of which change has occurred : **Shares are held by 10 funds and 4 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest : **Indirect/Deemed**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **680,000**
Indirect/deemed interest (%) : **0.027**
Total no of securities after change : **132,293,700**
Date of notice : **05/09/2006**
Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 5 September 2006 received by Maxis on 6 September 2006.

The Registered holders of the Maxis shares over which Templeton has an indirect/ deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 127,422,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 082-34780

Reference No **MC-060906-9745B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/09/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 680,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/09/2006**	**680,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**680,000**
Indirect/deemed interest (%)	:	**0.027**
Total no of securities after change	:	**132,293,700**
Date of notice	:	**05/09/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 5 September 2006 received by Maxis on 6 September 2006.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/ deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 127,422,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-060906-9AA76**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/09/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 680,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/09/2006**	**680,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**680,000**
Indirect/deemed interest (%)	:	**0.027**
Total no of securities after change	:	**132,293,700**
Date of notice	:	**05/09/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 5 September 2006 received by Maxis on 6 September 2006.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/ deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 127,422,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 082-34780
Reference No MC-060906-9D1F3

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/09/2006**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 680,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/09/2006**	**680,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**680,000**
Indirect/deemed interest (%)	:	**0.027**
Total no of securities after change	:	**132,293,700**
Date of notice	:	**05/09/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 5 September 2006 received by Maxis on 6 September 2006.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/ deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 127,422,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File N
Reference No **MC-060907-55755** 082-34780

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/09/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 420,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 88,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**01/09/2006**	**349,900**	
Acquired	**04/09/2006**	**158,100**	

Circumstances by reason of which change has occurred	:	**- Purchases of shares from open market in respect of 420,000 ordinary shares of RM0.10 each in Maxis** **- Purchases of shares managed by portfolio manager in respect of 88,000 ordinary shares of RM0.10 each in Maxis**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**420,000**
Direct (%)	:	**0.0167**
Indirect/deemed interest (units)	:	**88,000**
Indirect/deemed interest (%)	:	**0.0035**
Total no of securities after change	:	**131,502,900**
Date of notice	:	**04/09/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 4 September 2006 received by Maxis on 7 September 2006.

Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 118,809,200 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 66,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 775,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,489,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 531,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 3,313,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,529,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 288,000 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File
082-34780

Reference No **MC-060912-52281**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	12/09/2006

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 443,000 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 20,000 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 700,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 107,500 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**05/09/2006**	**800,500**	
Disposed	**05/09/2006**	**20,000**	
Acquired	**06/09/2006**	**450,000**	

Circumstances by reason of which change has occurred	:	**- Purchases of shares from open market in respect of 443,000 ordinary shares of RM0.10 each in Maxis** **- Purchases and disposal of shares managed by portfolio manager in respect of 807,500 and 20,000 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**443,000**
Direct (%)	:	**0.0177**
Indirect/deemed interest (units)	:	**787,500**
Indirect/deemed interest (%)	:	**0.0314**
Total no of securities after change	:	**132,733,400**
Date of notice	:	**06/09/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 6 September 2006 received by Maxis on 12 September 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 119,252,200 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 46,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 775,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd

(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

Exemption File N
082-34780

AmInvestment Management Sdn Bhd
(in respect of 1,489,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,231,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 3,313,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,529,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 395,500 ordinary shares of RM0.10 each in Maxis)

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

APPENDIX C

Exemption File N
082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Reference No **MC-060828-63311**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/09/2006**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas** **47000 Sungai Buloh** **Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**28/08/2006**	**100,000**	**8.750**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct interest**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**950,000**
Direct (%)	:	**0.038**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**08/09/2006**
Remarks	:	

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

APPENDIX D

Entitlements (Notice of Book Closure)
Reference No MC-060822-61483

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	23/08/2006

EX-date :**13/09/2006**
Entitlement date :**15/09/2006**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Second interim dividend**
Entitlement description:
Second interim dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/12/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**29/09/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/09/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.1042**
Remarks

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

APPENDIX E

General Announcement
Reference No **MC-060830-52303**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/08/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 29 August 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Encik Chua Tze Meng (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

The disposal of 15,000 ordinary shares of RM0.10 each (representing 0.000598% of the issued share capital) at RM8.75 each on 28 August 2006.

This announcement is dated 30 August 2006.

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

General Announcement
Reference No **MC-060901-57088**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/09/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 1 September 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Puan Dipak Kaur (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of her dealings in the securities of the Company as set out below:-

The disposal of 12,000 ordinary shares of RM0.10 each (representing 0.0005% of the issued share capital) at RM8.75 each on 29 August 2006 ("the Disposal").

Upon the Disposal, the total number of shares held by Puan Dipak Kaur is 1,000 ordinary shares of RM0.10 each (representing 0.00004% of the issued share capital).

This announcement is dated 1 September 2006.

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

General Announcement
Reference No **MC-060828-63546**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/09/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 8 September 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Y. Bhg. Dato' Jamaludin Bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

The disposal of 100,000 ordinary shares of RM0.10 each (representing 0.004% of the issued share capital) at RM8.75 each on 28 August 2006 ("the Disposal").

Upon completion of the Disposal, the total number of shares held by Y. Bhg. Dato' Jamaludin Bin Ibrahim is 950,000.

This announcement is dated 8 September 2006.

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

APPENDIX F

Financial Results
Reference No MC-060823-41722

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/08/2006**
Quarterly report for the financial period ended	:	**30/06/2006**
Quarter	:	**2**
Financial Year End	:	**31/12/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Q206 Maxis.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/06/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2006	30/06/2005	30/06/2006	30/06/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,889,000	1,523,000	3,616,000	3,108,000
2	Profit/(loss) before tax	619,000	595,000	1,326,000	1,253,000
3	Profit/(loss) for the period	419,000	393,000	909,000	829,000
4	Profit/(loss) attributable to ordinary equity holders of the parent	450,000	395,000	960,000	831,000
5	Basic earnings/ (loss) per share (sen)	18.00	15.90	38.30	33.50
6	Proposed/Declared dividend per share (sen)	10.42	10.42	20.84	20.84

		AS AT END OF	AS AT PRECEDING

		CURRENT QUARTER	FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	2.4800	2.4200

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The Board of Directors have declared a second gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2005: 10.42 sen) in respect of the financial year ending 31 December 2006 and will be paid on 29 September 2006. The entitlement date for the dividend payment is 15 September 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 September 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

© 2006, Bursa Malaysia Berhad. All Rights Reserved.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2006

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudite consolidated results for the second quarter and half year ended 30 June 2006 which should be read in conjunction with the audite financial statements for the financial year ended 31 December 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/6/2006 (Unaudited)	QUARTER ENDED 30/6/2005 (Restated)	+ -	PERIOD ENDED 30/6/2006 (Unaudited)	PERIOD ENDED 30/6/2005 (Restated)	+ -
		RM' m	RM' m	%	RM' m	RM' m	%
Revenue	8	1,889	1,523	+24	3,616	3,108	+16
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		(575)	(423)		(1,084)	(859)	
Gross profit		1,314	1,100	+19	2,532	2,249	+13
Other operating income		1	-		4	1	
Administrative expenses		(404)	(304)		(677)	(584)	
Network operation costs		(257)	(216)		(485)	(424)	
Other operating expenses		(7)	2		(30)	1	
Profit from operations	8	647	582	+11	1,344	1,243	+8
Finance (cost) / income (net)		(28)	13		(29)	10	
Share of profit of an associate		-	-		11	-	
Profit before taxation		619	595	+4	1,326	1,253	+6
Taxation	18	(200)	(202)		(417)	(424)	
Profit for the period		419	393	+7	909	829	+10
Attributable to:							
- Equity holders of the parent		450	395	+14	960	831	+16
- Minority interests		(31)	(2)		(51)	(2)	
		419	393	+7	909	829	+10
Earnings per share :		Sen	Sen		Sen	Sen	
- Basic	26	18.0	15.9		38.3	33.5	
- Diluted	26	17.9	15.8		38.2	33.2	

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/6/2006 (Unaudited) RM' m	AS AT 31/12/2005 (Restated) RM' m
ASSETS			
Non-Current Assets			
Property, plant and equipment	9 (a)	5,562	4,532
Intangible assets		3,923	1,260
Investment		4	4
Deferred tax asset		172	198
		9,661	5,994
Current Assets			
Inventories		161	63
Trade and other receivables		1,087	598
Tax recoverable		23	27
Deposits with licensed banks		2,242	3,415
Cash and bank balances		112	62
		3,625	4,165
TOTAL ASSETS		13,286	10,159
LIABILITIES			
Current Liabilities			
Provisions for liabilities and charges		134	139
Trade and other payables		2,868	2,329
Borrowings	22	2,245	264
Taxation		233	82
		5,480	2,814
Non-Current Liabilities			
Creditors		152	40
Borrowings	22	762	538
Deferred tax liability		470	474
		1,384	1,052
TOTAL LIABILITIES		6,864	3,866

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	AS AT 30/6/2006 (Unaudited)	AS AT 31/12/2005 (Restated)
	RM' m	RM' m
EQUITY		
Share capital	251	250
Non-distributable reserves	3,388	3,512
Proposed dividend reserve	-	488
Retained earnings	2,574	1,803
Shareholders' Equity	6,213	6,053
Minority interests	209	240
TOTAL EQUITY	6,422	6,293
TOTAL LIABILITIES AND EQUITY	13,286	10,159
Net assets per share attributable to ordinary equity holders of the parent (RM)	2.48	2.42

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	←Attributable to Equity Holders of the Parent→								
	Issued and fully paid		Non-distributable		Distributable				
Period ended 30/6/2006	Number of shares	Nominal value	Share premium	Other reserves	Proposed dividend reserve	Retained earnings	Share-holders' equity	Minority interests	Total Equity
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2006									
- as previously stated	2,500	250	3,503	(9)	488	1,851	6,083	240	6,323
- change in accounting policies :									
- FRS 2	-	-	-	18	-	(18)	-	-	-
- FRS 116	-	-	-	-	-	(30)	(30)	-	(30)
- as restated	2,500	250	3,503	9	488	1,803	6,053	240	6,293
Movements for the period									
Issue of ordinary shares:									
- 5,430,000 ordinary shares pursuant to the ESOS[(1)]	5	1	29	-	-	-	30	-	30
Currency translation differences	-	-	-	(168)	-	-	(168)	8	(160)
Profit for the period	-	-	-	-	-	960	960	(51)	909
Dividend for the financial year ended 31/12/2005									
- Fourth interim	-	-	-	-	(188)	-	(188)	-	(188)
- Final	-	-	-	-	(300)	(1)	(301)	-	(301)
First interim dividend for the financial year ending 31/12/2006	-	-	-	-	-	(188)	(188)	-	(188)
Share-based payment under ESOS	-	-	-	15	-	-	15	-	15
Acquisition of subsidiaries	-	-	-	-	-	-	-	12	12
Balance as at 30/6/2006	2,505	251	3,532	(144)	-	2,574	6,213	209	6,422

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS")

maxis®

MAXIS COMMUNICATIONS BERHAD

(158400 – V)

INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	←Attributable to Equity Holders of the Parent→								
	Issued and fully paid		Non-distributable		Distributable				
Period ended 30/6/2005 (Restated)	Number of shares	Nominal value	Share premium	Other reserves	Proposed dividend reserve	Retained earnings	Share-holders' equity	Minority interests	Total Equity
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2005									
- as previously stated	2,476	248	3,376	1	521	1,225	5,371	-	5,371
- change in accounting policies:									
- FRS 116	-	-	-	-	-	(22)	(22)	-	(22)
- as restated	2,476	248	3,376	1	521	1,203	5,349	-	5,349
Movements for the period									
Issue of ordinary shares:									
- 5,585,000 ordinary shares pursuant to the ESOS	6	-	27	-	-	-	27	-	27
Currency translation differences	-	-	-	(7)	-	-	(7)	-	(7)
Profit for the period									
- as previously stated	-	-	-	-	-	837	837	(2)	835
- change in accounting policies:									
- FRS 2	-	-	-	-	-	(2)	(2)	-	(2)
- FRS 116	-	-	-	-	-	(4)	(4)	-	(4)
- as restated	-	-	-	-	-	831	831	(2)	829
Dividend for the financial year ended 31/12/2004									
- Fourth interim	-	-	-	-	(124)	-	(124)	-	(124)
- Final	-	-	-	-	(397)	-	(397)	-	(397)
First interim dividend for the financial year ended 31/12/2005	-	-	-	-	-	(186)	(186)	-	(186)
Share-based payment under ESOS	-	-	-	2	-	-	2	-	2
Acquisition of subsidiaries	-	-	-	-	-	-	-	283	283
Balance as at 30/6/2005	2,482	248	3,403	(4)	-	1,848	5,495	281	5,776

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/6/2006 (Unaudited)	PERIOD ENDED 30/6/2005 (Restated)
	RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit attributable to ordinary equity holders of the parent	960	831
Depreciation	484	424
Amortisation of intangible assets	10	69
Finance cost / (income) (net)	29	(10)
Minority interest share in results of subsidiaries	(51)	(2)
Taxation	417	424
Others	32	9
	921	914
Operating profit before changes in working capital	1,881	1,745
Changes in working capital	(543)	(407)
Cash generated from operations	1,338	1,338
Interest received	43	35
Taxation paid	(264)	(193)
Net cash flow from operating activities	1,117	1,180
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flow on acquisition of subsidiaries	(2,671)	7
Purchase of property, plant and equipment	(619)	(342)
Proceeds from disposal of property, plant and equipment	4	-
Part payment of the 3G spectrum assignment licence fees in Malaysia	(8)	(8)
Net cash flow from investing activities	(3,294)	(343)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	1,901	380
Repayment of borrowings	(114)	(76)
Syndicated loan documentation fees paid	-	(6)
Proceeds from issuance of shares	30	27
Dividends paid	(677)	(309)
Interest paid	(44)	(15)
Net cash flow from financing activities	1,096	1

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/6/2006 (Unaudited)	PERIOD ENDED 30/6/2005 (Restated)
	RM' m	RM' m
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(1,081)	838
EFFECT OF EXCHANGE RATE CHANGES	(42)	-
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	3,477	2,238
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,354	3,076

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis and its subsidiaries ("the Group") has been prepared based on:

- The requirements of the Financial Reporting Standards ("FRS") 134 – Interim Financial Reporting; and
- Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2005. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the audited financial statements for the financial year ended 31 December 2005 except for the adoption of the following new and revised FRS issued by Malaysian Accounting Standards Board ("MASB") that are effective for the Group for the financial period beginning 1 January 2006:

- FRS 2 – Share-based Payment
- FRS 3 – Business Combinations
- FRS 5 – Non-current Assets Held for Sale and Discontinued Operations
- FRS 101 – Presentation of Financial Statements
- FRS 102 – Inventories
- FRS 108 – Accounting Policies, Changes in Accounting Estimates and Errors
- FRS 110 – Events After the Balance Sheet Date
- FRS 116 – Property, Plant and Equipment
- FRS 121 – The Effects of Changes in Foreign Exchange Rates
- FRS 127 – Consolidated and Separate Financial Statements
- FRS 128 – Investments in Associates
- FRS 132 – Financial Instruments: Disclosure and Presentation
- FRS 133 – Earnings per Share
- FRS 136 – Impairment of Assets
- FRS 138 – Intangible Assets

The adoption of FRS 5, 102, 108, 110, 127, 128, 132 and 133 does not have significant financial impact on the Group. The principal effects of the changes in accounting policies resulting from the adoption of the other new and revised FRS are discussed in the quarterly report for the quarter ended 31 March 2006.

The following comparative amounts have been restated due to adoption of the other new and revised FRS:

	Previously reported RM' m	←-----Adjustments----→ FRS 2 RM' m	FRS 116 RM' m	Restated RM' m
Balance Sheet as at 31 December 2005				
Property, plant and equipment	4,504	-	28	4,532
Deferred tax asset	187	-	11	198
Provision for liabilities and charges	70	-	69	139
Non-distributable reserves	3,494	18	-	3,512
Retained earnings	1,851	(18)	(30)	1,803

1. ACCOUNTING POLICIES (CONTINUED)

	Previously reported RM' m	←------Adjustments----→ FRS 2 RM' m	FRS 116 RM' m	Restated RM' m
Income Statement				
3 months ended 30 June 2005				
Administrative expenses	(303)	(1)	-	(304)
Network operation costs	(215)	-	(1)	(216)
Finance cost	15	-	(2)	13
Profit before taxation	599	(1)	(3)	595
Taxation	(203)	-	1	(202)
Profit for the period	396	(1)	(2)	393
Income Statement				
6 months ended 30 June 2005				
Administrative expenses	(582)	(2)	-	(584)
Network operation costs	(423)	-	(1)	(424)
Finance cost	14	-	(4)	10
Profit before taxation	1,260	(2)	(5)	1,253
Taxation	(425)	-	1	(424)
Profit for the period	835	(2)	(4)	829

Effects of the changes in accounting policies in the current periods' income statement:

	3 months ended 30/6/2006	6 months ended 30/6/2006
Decrease in profit for the period	RM' m	RM' m
FRS 2 (Share based payment expense)	7	15
FRS 116 (Site dismantling / restoration cost)	3	5
	10	20

In addition, the adoption of FRS 3, FRS 136 and FRS 138 has the effect of reducing the amortisation charge of the Group by RM34 million for the 3 months ended 30/6/2006 and RM68 million for the 6 months ended 30/6/2006.

2. QUALIFICATION OF PRECEDING AUDITED FINANCIAL STATEMENTS

The auditors' report on the audited financial statements for the financial year ended 31 December 2005 was not qualified.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income, or cash flows during the quarter under review except as disclosed in Note 1 on the changes in accounting policies.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in prior interim periods or in prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	3 months ended 30/6/2006		6 months ended 30/6/2006	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	3,410	19	5,430	30

7. DIVIDENDS PAID

During the quarter under review, the final gross dividend of 16.67 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM301 million in respect of the financial year ended 31 December 2005, was paid on 16 June 2006.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately. The results for the Mobile services segment are further divided into geographic regions. Inter-segment revenue comprises network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/6/2006	QUARTER ENDED 30/6/2005 (Restated)	PERIOD ENDED 30/6/2006	PERIOD ENDED 30/6/2005 (Restated)
Segment Revenue	RM' m	RM' m	RM' m	RM' m
Mobile services				
Malaysia - external revenue	1,582	1,434	3,177	2,924
Malaysia - inter-segment revenue	15	22	35	43
India - external revenue	205	-	234	-
Indonesia - external revenue	-	3	1	3
	1,802	1,459	3,447	2,970
Fixed services				
Malaysia - external revenue	44	40	85	87
Malaysia - inter-segment revenue	11	6	22	12
	55	46	107	99
International gateway services				
Malaysia - external revenue	58	46	119	94
Malaysia - inter-segment revenue	59	43	115	88
	117	89	234	182
Other operations				
Malaysia - external revenue	-	-	-	-
Malaysia - inter-segment revenue	21	21	41	38
	21	21	41	38
Total reportable segments	1,995	1,615	3,829	3,289
Eliminations	(106)	(92)	(213)	(181)
Total Group revenue	1,889	1,523	3,616	3,108
Segment Results				
Mobile services - Malaysia	653	588	1,359	1,242
Mobile services – Indonesia	(46)	(6)	(89)	(6)
Mobile services - India	35	-	43	-
Fixed services - Malaysia	(4)	(6)	(1)	(4)
International gateway services - Malaysia	18	7	39	19
Other operations - Malaysia	(9)	(1)	(7)	(8)
Profit from operations	647	582	1,344	1,243

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There was no revalued property, plant and equipment during the quarter and as at 30 June 2006.

(b) Investment properties

There were no investment properties during the quarter and as at 30 June 2006.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material events subsequent to the end of the financial period.

11. CHANGES IN THE COMPOSITION OF THE GROUP

There were no changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 17 August 2006 were as follows:

	Group RM' m
(i) Guarantees given to a third party in respect of services provided to subsidiaries	2
(ii) Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	1
- Others	17
	18
(iii) Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	45

(b) Contingent assets

There were no contingent assets as at 17 August 2006.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for as at 30 June 2006 are as follows:	Group RM' m
Approved by the Board of Directors:	
- contracted for	1,276
- not contracted for	2,005
	3,281

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures. The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	Transactions for the period ended 30/6/2006 RM' m	Balances due from/(to) as at 30/6/2006 RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. [1] (VSAT, telephony and international bandwidth services)	4	2
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. [1] (rental and utility charges)	15	-
- MEASAT Satellite Systems Sdn. Bhd. [1] (transponder lease rental)	10	-
- MEASAT Broadcast Network Systems Sdn. Bhd. [1] (video content, multimedia and interactive services)	3	(5)
- UTSB Management Sdn. Bhd. [1] (secondment and consultancy services)	15	(7)
- SRG Asia Pacific Sdn. Bhd. [1] (call handling and telemarketing services)	9	(3)
- PT Broadband Multimedia Tbk [2] (advance payment to procure fiber optic lease line)	11	-

[1] Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over these entities and the Group.

[2] PT Broadband Multimedia Tbk ("BM"), a related party by virtue of BM having common major shareholders in PT Natrindo Telepon Seluler ("NTS"), a 51% owned subsidiary of the Group.

15. REVIEW OF PERFORMANCE

(A) **Performance of the current quarter against the preceding quarter (2nd Quarter 2006 versus 1st Quarter 2006)**

Financial Indicators	2nd Quarter 2006 (Unaudited)	1st Quarter 2006 (Unaudited)	Variance	% Variance
Financials – Group (RM'm)				
Revenue	1,889	1,727	162	9%
EBITDA	906	933	(27)	(3%)
EBITDA margin (%)	48.0	54.0	(6.0)	-
Profit before taxation ("PBT")	619	707	(88)	(12%)
Financials – Malaysian Operations (RM'm)				
Revenue	1,684	1,697	(13)	(1%)
EBITDA	876	957	(81)	(8%)
EBITDA margin (%)	52.0	56.4	(4.4)	-
PBT	635	733	(98)	(13%)
Financials – Indian Operations (RM'm) (1)				
Revenue	205	29	176	>100%
EBITDA	69	13	56	>100%
EBITDA margin (%)	33.7	44.8	(11.1)	
Share of result as an associate	-	11	(11)	(100%)
Contribution as a subsidiary	45	5	40	>100%
Total contribution to PBT	45	16	29	>100%
Financial – Indonesian Operation (RM'm) (2)				
Revenue (3)	-	-	-	-
EBITDA	(39)	(37)	(2)	(5%)
Loss before taxation	(61)	(42)	(19)	(45%)

Note:

(1) Represents Aircel Limited ("Aircel") acquired effective 21 March 2006.

(2) Represents NTS acquired effective 29 April 2005.

(3) Denote amounts of RM0.4 million and RM0.7 million for Q2/06 and Q1/06 respectively.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (2nd Quarter 2006 versus 1st Quarter 2006)

Operational indicators	2nd Quarter 2006	1st Quarter 2006	Variance	% Variance
Operational indicators - Group				
Net subscribers (' 000)				
- Postpaid	1,957	1,905	52	3%
- Prepaid	9,722	8,924	798	9%
- Total	11,679	10,829	850	8%
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	1,486	1,451	35	2%
- Prepaid	6,984	6,754	230	3%
- Total	8,470	8,205	265	3%
ARPU (RM)				
- Postpaid	136	137	(1)	(1%)
- Prepaid	45	48	(3)	(6%)
Monthly MOUs (minutes)				
- Postpaid	466	461	5	1%
- Prepaid	90	101	(11)	(11%)
Data Revenue (RM'm)	328	314	14	4%
SMS messages (' m)	5,137	4,464	673	15%
Operational indicators – India				
Net subscribers (' 000)				
- Postpaid	468	451	17	4%
- Prepaid	2,731	2,160	571	26%
- Total	3,199	2,611	588	23%
ARPU (RM)				
- Postpaid	55	56	(1)	(2%)
- Prepaid	26	26	-	-
Operational indicators – Indonesia				
Net subscribers (' 000)				
- Postpaid	3	3	-	-
- Prepaid	7	10	(3)	(30%)
- Total	10	13	(3)	(23%)
ARPU (RM)				
- Postpaid	40	46	(6)	(13%)
- Prepaid	12	10	2	20%

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (2nd Quarter 2006 versus 1st Quarter 2006) (Continued)

The Group registered revenue of RM1,889 million, reflecting the strong contribution from the Indian operations with the first full quarter consolidation of its results this year.

The Group's pre-tax profit of RM619 million was RM88 million or 12% lower compared to the previous quarter. The decline was mainly due to RM98 million lower pre-tax profit in the Malaysian operations coupled with higher start-up loss of RM19 million recorded by the Indonesian operations, partially offset by the higher pre-tax profit of RM29 million from the Indian operations.

As at 30 June 2006, the total subscriber base of all Group operations is 11,679,000.

Malaysian Operations

Revenue

Malaysian operations added 3% or 265,000 mobile subscribers comprising 230,000 prepaid and 35,000 postpaid to bring the total subscriber base to 8,470,000.

Despite the increased subscriber base, revenue decreased by 1% or RM13 million to RM1,684 million mainly attributable to a full quarter's impact of the revised mobile termination rates (effective 15 February 2006), which resulted in RM19 million lower revenue, coupled with acquisition of lower spending prepaid subscribers. However, this was mitigated by the increase in mobile data revenue of RM14 million or 4% to RM328 million on the back of strong growth in billable SMS messages from 4.5 billion messages to 5.1 billion messages. In the current quarter, data revenue accounted for 20.6% of mobile revenues, higher than the 19.4% reported previously. These factors have contributed to lower ARPUs with postpaid down RM1 and prepaid down RM3 to RM136 and RM45 respectively.

EBITDA and EBITDA margin

EBITDA was 8% or RM81 million lower to end the quarter at RM876 million. The decline is largely due to higher spend on sales and marketing expenses, principally surrounding the FIFA World Cup sponsorship and promotions which are expected to generate revenue in the succeeding quarter. As a result, EBITDA margin was lower at 52.0% compared with 56.4% in the preceding quarter, which is typically a lower spend quarter.

PBT

PBT of RM635 million was 13% or RM98 million lower than the preceding quarter mainly due to the lower EBITDA, and higher net finance costs of RM22 million resulting from higher bank borrowings applied for the acquisition of Aircel. These were partially offset by lower depreciation costs of RM5 million.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (2nd Quarter 2006 versus 1st Quarter 2006) (Continued)

Indian Operations

Aircel results for the entire quarter have been consolidated for the first time. In the current quarter, Aircel reported RM205 million in revenue, RM69 million in EBITDA and RM45 million in PBT.

In terms of market share by circles, Aircel maintains the leadership position in Tamil Nadu and Chennai with 29% and 24% market share, respectively. Network roll out in the North East circles are in progress and Aircel's subscriber growth in these circles has shown encouraging results with the subscriber base doubling over the preceding quarter. On a quarter to quarter basis, Aircel's total subscriber base grew 23% from 2,611,000 to 3,199,000.

Indonesian Operations

The Group's Indonesian subsidiary, NTS has yet to commence commercial operations and is presently focusing on infrastructure and network rollout. NTS recorded a pre-tax loss of RM61 million which was 45% or RM19 million higher than the RM42 million registered in the preceding quarter.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2006 versus YTD 2005)

Financial Indicators	YTD 2006 (Unaudited)	YTD 2005 (Restated)	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**3,616**	3,108	**508**	**16%**
EBITDA	**1,839**	1,742	**97**	**6%**
EBITDA margin (%)	**50.9**	56.0	**(5.1)**	**-**
Profit before taxation ("PBT")	**1,326**	1,253	**73**	**6%**
Financials – Malaysian Operations (RM'm)				
Revenue	**3,381**	3,105	**276**	**9%**
EBITDA	**1,833**	1,744	**89**	**5%**
EBITDA margin (%)	**54.2**	56.2	**(2.0)**	**-**
PBT	**1,368**	1,258	**110**	**9%**
Financials – Indian Operations (RM'm) (1)				
Revenue	**234**	n/a	**n/a**	**n/a**
EBITDA	**82**	n/a	**n/a**	**n/a**
EBITDA margin (%)	**35.0**	n/a	**n/a**	**n/a**
Share of result as an associate	**11**	n/a	**n/a**	**n/a**
Contribution as a subsidiary	**50**	n/a	**n/a**	**n/a**
Total contribution to PBT	**61**	n/a	**n/a**	**n/a**
Financials – Indonesian Operations (RM'm) (2)				
Revenue	**1**	3	**(2)**	**(67%)**
EBITDA	**(76)**	(2)	**(74)**	**(>100%)**
Loss before taxation	**(103)**	(5)	**(98)**	**(>100%)**

Notes:
(1) Represents Aircel acquired effective 21 March 2006.
(2) Represents NTS acquired effective 29 April 2005.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2006 versus YTD 2005) (continued)

Operational indicators	YTD 2006	YTD 2005	Variance	% Variance
Operational indicators - Group				
Net subscribers (' 000)				
- Postpaid	**1,957**	1,335	**622**	**47%**
- Prepaid	**9,722**	5,323	**4,399**	**83%**
- Total	**11,679**	6,658	**5,021**	**75%**
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,486**	1,331	**155**	**12%**
- Prepaid	**6,984**	5,305	**1,679**	**32%**
- Total	**8,470**	6,636	**1,834**	**28%**
ARPU (RM)				
- Postpaid	**136**	147	**(11)**	**(7%)**
- Prepaid	**46**	56	**(10)**	**(18%)**
Monthly MOUs (minutes)				
- Postpaid	**463**	459	**4**	**1%**
- Prepaid	**93**	119	**(26)**	**(22%)**
Data Revenue (RM'm)	**642**	477	**165**	**35%**
SMS messages (' m)	**9,602**	4,271	**5,331**	**125%**
Operational indicators – India [1]				
Net subscribers (' 000)				
- Postpaid	**468**	n/a	**n/a**	**n/a**
- Prepaid	**2,731**	n/a	**n/a**	**n/a**
- Total	**3,199**	n/a	**n/a**	**n/a**
ARPU (RM)				
- Postpaid	**55**	n/a	**n/a**	**n/a**
- Prepaid	**26**	n/a	**n/a**	**n/a**
Operational indicators – Indonesia [2]				
Net subscribers (' 000)				
- Postpaid	**3**	4	**(1)**	**(25%)**
- Prepaid	**7**	18	**(11)**	**(61%)**
- Total	**10**	22	**(12)**	**(55%)**
ARPU (RM)				
- Postpaid	**43**	54	**(11)**	**(20%)**
- Prepaid	**9**	15	**(6)**	**(40%)**

Notes:

(1) Represents Aircel acquired effective 21 March 2006.

(2) Represents NTS acquired effective 29 April 2005.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2006 versus YTD 2005) (Continued)

The Group's pre-tax profit of RM1,326 million was RM73 million or 6% higher than that of the comparative period. The higher earnings were primarily due to RM110 million higher pre-tax profit in the Malaysian operations and RM61 million contribution from the newly acquired operations in India. These were partially offset by RM98 million higher start-up losses in the Indonesian operations.

Malaysian Operations

Revenue

Subscribers increased by 28% or 1,834,000, bringing the total subscriber base to 8,470,000 as at 30 June 2006. As a result, revenue increased by 9% to RM3,381 million compared to the same period last year. Mobile data revenue increased by 35% to RM642 million, representing 20.0% of total mobile revenue as compared to 16.1% in the preceding year. The increase is driven mainly by a 125% increase in billable SMS messages.

Postpaid ARPU declined 7% or RM11 to RM136 despite higher MOU of 4 minutes due primarily to new customers subscribing to lower rate plans and the impact of revised mobile termination rates which took effect from 15 February 2006. Prepaid ARPU decreased RM10 to RM46 on tariff changes and lower MOU, which is in line with expectations as the expansion of subscriber base was mainly from budget prepaid users.

EBITDA and EBITDA margin

EBITDA grew 5% or RM89 million to RM1,833 million as a result of increase in revenue. However, EBITDA margin was 2.0% points lower at 54.2% compared with 56.2% mainly due to higher operating expenditure.

PBT

PBT improved by 9% or RM110 million to RM1,368 million. The increase was mainly due to increase in EBITDA of RM89 million and cessation of goodwill amortisation in compliance with the new FRS (YTD 2005 goodwill amortisation charges amounted to RM65 million). These were partially offset by higher net finance costs of RM32 million resulting from higher bank borrowings for the investment in Aircel and higher depreciation charge of RM15 million due to higher capital expenditure.

Indian Operations

The year-to-date contribution from the Indian operations reflects Aircel as a 26% associate from 6 January 2006 to 20 March 2006 (74 days) and subsequently consolidated as a subsidiary of the Group from 21 March 2006 onwards. For the year-to-date, Aircel contributed RM234 million in revenue, RM82 million in EBITDA and RM61 million in PBT to the Group.

Indonesian Operations

The year-to-date loss of RM103 million reflects the start-up losses of the operations.

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2006

The Group remains focussed on maintaining its leadership position in Malaysia with strategies in place to respond to the increasingly competitive and highly penetrated market. Although price competition is expected to intensify, particularly through aggressive promotional activities during the traditional festive period at the end of year, the Group will continue to focus on increasing its revenue share. The Group will continue to drive cost management initiatives and improve capex efficiency to sustain long term profitability.

The outlook from the Indian operations remains positive with strong subscriber growth from the north east circles. Aircel has submitted applications for licenses in a further 11 markets which, when approved, will enable them to be a national operator.

The Indonesian operations will continue to incur start-up losses and efforts are directed at network rollout to expedite the launch of its mobile telecommunication services.

Barring any unforeseen circumstances, the Board of Directors expects the Group to achieve continuing satisfactory results for the financial year ending 31 December 2006.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/6/2006	QUARTER ENDED 30/6/2005	PERIOD ENDED 30/6/2006	PERIOD ENDED 30/6/2005
	RM' m	RM' m	RM' m	RM' m
Current tax	231	123	407	215
Deferred tax	(31)	79	10	209
	200	202	417	424

The Group's effective tax rates for the current quarter and year-to-date are 32.3% and 31.4% respectively, which are above the statutory tax rate of 28.0% due mainly to non-deductibility of certain operating expenditure for tax purposes and losses incurred by NTS where group relief is not available.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties for the quarter ended 30 June 2006.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities for the quarter ended 30 June 2006.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

Proposed RM500 million Commercial Paper/Medium Term Note Programme and Proposed RM500 million Medium Term Note Programme (collectively, the "Proposed Programmes")

On 9 November 2004, the Company announced that it intends to undertake the above proposals. The funds raised from the Proposed Programmes will enable Maxis and its subsidiaries to refinance existing debt, finance capital expenditure and utilise for general funding requirements. The Securities Commission has approved the Proposed Programmes based on the terms and conditions contained therein on 2 December 2004. The facility has yet to be drawn down as the Company has sufficient internal funds.

Save as disclosed above, there are no other disclosures that are required to be made as at 17 August 2006.

22. BORROWINGS

The borrowings as at 30 June 2006 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Finance lease liabilities	1	10	11
Non-convertible debentures	21	17	38
Bridging loan	1,855	-	1,855
Term loans	64	321	385
	1,941	348	2,289
Unsecured			
Syndicated loans [1]	304	414	718
	2,245	762	3,007

Currency exposure profiles of borrowings are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
RM (Ringgit Malaysia)	1	10	11
USD (United States Dollar)	2,159	414	2,573
INR (Indian Rupees)	85	338	423
	2,245	762	3,007

Note
[1] Refer to Note 23 (ii) and (iii) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments arising from trade transactions. Maxis' non-trade currency exposures will be hedged as and when deemed necessary.

23. FINANCIAL INSTRUMENTS (Continued)

(i) Forward foreign exchange contracts

Forward foreign exchange contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions.

(ii) Interest rate swap

The Company entered into an interest rate swap to hedge against fluctuations in the US-LIBOR on its USD100 million syndicated loan from 31 October 2005 to 7 February 2010. The effect of this transaction obliges it to pay fixed interest rate of 4.63% in exchange for US-LIBOR on the notional amount of USD100 million on a quarterly basis.

(iii) Cross currency interest rate swap

The Company entered into an amortising cross currency interest rate swap ("CCIRS") to hedge against fluctuations in the USD/MYR exchange rate on its USD160 million syndicated loan from 16 February 2005 to 16 May 2007. The Company is obliged to pay KLIBOR interest rate in exchange for receiving LIBOR interest rate on the amortising outstanding principal amounts. The principal of the CCS is amortised semi-annually in accordance with the scheduled repayment of the USD160 million syndicated loan via an exchange of cash flows in USD and RM based on a pre-determined exchange rate of RM3.80 to USD1.00.

24. CHANGES IN MATERIAL LITIGATION

A wholly-owned subsidiary of Aircel, Dishnet Wireless Limited ("DWL") had on 18 May 2005 purchased an office premises in the fourth floor of Maharaja Kameshwar Complex, ("Complex") Fraser Road, (Mazharul Haque Path), P.S. Kotwali, District Patna, India ("Property") from Newspapers & Publications Limited ("NPL"). The Complex was developed by Pataliputra Builders Private Limited ("PBPL") based on the Development Agreement dated 31 March 2002 executed between NPL and PBPL ("Development Agreement").

Pursuant to the terms of the Development Agreement, PBPL and NPL respectively own 55% and 45% of built up area of the Property. NPL had also agreed to pay from its share of the sale proceeds, the provident fund contributions and other dues to its former employees.

By a notice dated 25 February 2006 from the Employees' Provident Fund Organisation, DWL was informed of the attachment of the Property in the exercise of its powers conferred under Section 8B of the Employees' Provident Funds and Miscellaneous Provisions Act, 1952 read with Rule 48 of the 2nd Schedule to the Income Tax Act, 1961 for the recovery of INR19.5 million (equivalent to approximately RM1.6 million) payable in respect of the unpaid provident fund contributions of the former employees of NPL.

The Court has on 11 July 2006 revoked all attachment proceedings against the Property and has restored possession of the Property to DWL.

Save as disclosed above, there has been no other material change in the status of the reported material litigation as at 17 August 2006 that would have a material adverse impact to the Group.

25. DIVIDENDS

The Board of Directors have declared a second gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2005: 10.42 sen) in respect of the financial year ending 31 December 2006 and will be paid on 29 September 2006. The entitlement date for the dividend payment is 15 September 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 September 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/6/2006	QUARTER ENDED 30/6/2005 (Restated)	**PERIOD ENDED 30/6/2006**	PERIOD ENDED 30/6/2005 (Restated)
(1) Basic earnings per share					
Profit attributable to ordinary equity holders of the parent	(RM' m)	**450**	395	**960**	831
Weighted average number of ordinary shares in issue	(' m)	**2,504**	2,480	**2,504**	2,479
Basic earnings per share:	(sen)	**18.0**	15.9	**38.3**	33.5
(2) Diluted earnings per share					
Profit attributable to ordinary equity holders of the parent	(RM' m)	**450**	395	**960**	831
Weighted average number of ordinary shares in issue	(' m)	**2,504**	2,480	**2,504**	2,479
Adjusted for share options granted	(' m)	**11**	26	**11**	25
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,515**	2,506	**2,515**	2,504
Diluted earnings per share:	(sen)	**17.9**	15.8	**38.2**	33.2

As at 30 June 2006, 84,643,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
23 August 2006
Kuala Lumpur

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **10th** day of **August** , **2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**153,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **6,000** shares	-	RM4.36	-
[c]	Amount paid on **124,000** shares	-	RM5.13	-
[c]	Amount paid on **23,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **124,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **23,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18th day of August , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,508,579,000** shares of RM0.10 each and the paid-up capital is **RM250,857,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**48,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**14,000**

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	91,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	153,000

Dated this 18th day of August ,2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **14th** day of **August**, **2006**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**229,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **8,000** shares	-	RM4.36	-
[c] Amount paid on **151,000** shares	-	RM5.13	-
[c] Amount paid on **8,000** shares	-	RM6.47	
[c] Amount paid on **4,000** shares	-	RM7.74	-
[c] Amount paid on **58,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **8,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **151,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM6.37	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM7.64	-
[e] Amount of premium paid or payable on **58,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18th day of August , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,508,808,000** shares of RM0.10 each and the paid-up capital is **RM250,880,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**43,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**128,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	54,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	229,000

Dated this 18th day of August , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **17th** day of **August** , **2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**154,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **14,000** shares	-	RM4.36	-
[c]	Amount paid on **2,000** shares	-	RM4.80	-
[c]	Amount paid on **111,000** shares	-	RM5.13	-
[c]	Amount paid on **27,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **14,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **111,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **27,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **22nd** day of **August , 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,508,962,000** shares of RM0.10 each and the paid-up capital is **RM250,896,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**16,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**16,000**

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	103,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	154,000

Dated this 22nd day of **August , 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21st day of **August**, **2006**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**169,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **41,000** shares	-	RM4.36	-
[c] Amount paid on **93,000** shares	-	RM5.13	-
[c] Amount paid on **2,000** shares	-	RM7.05	-
[c] Amount paid on **33,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **41,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **93,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **33,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25th day of August , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,509,131,000** shares of RM0.10 each and the paid-up capital is **RM250,913,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**10,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**102,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**22,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	35,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	169,000

Dated this 25th day of August , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **23rd** day of **August** , **2006.**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**203,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **41,000** shares	-	RM4.36	-
[c] Amount paid on **136,000** shares	-	RM5.13	-
[c] Amount paid on **3,000** shares	-	RM7.74	-
[c] Amount paid on **23,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **41,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **136,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM7.64	-
[e] Amount of premium paid or payable on **23,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 30th day of **August , 2006**

TAN SRI DATO' MEGAT ZAHARUDDIN B. MEGAT MOHD NOR
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,509,334,000** shares of RM0.10 each and the paid-up capital is **RM250,933,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**15,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**68,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**40,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	**80,000**
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**203,000**

Dated this 30th day of **August** , **2006**

....
TAN SRI DATO' MEGAT ZAHARUDDIN B. MEGAT MOHD NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 1st day of September, 2006.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**447,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **25,000** shares	-	RM4.36	-
[c]	Amount paid on **6,000** shares	-	RM4.80	-
[c]	Amount paid on **286,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **124,000** shares	-	RM7.99	-
[c]	Amount paid on **1,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **25,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **286,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **124,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **11th** day of **September , 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,509,781,000** shares of RM0.10 each and the paid-up capital is **RM250,978,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**28,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**264,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**43,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	112,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	447,000

Dated this 11th day of **September , 2006**

.... **DATO' JAMALUDIN IBRAHIM**

Director

.... **DIPAK KAUR D/O SANGAT SINGH**

Secretary

(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 8th day of **September, 2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**364,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **21,000** shares	-	RM4.36	-
[c]	Amount paid on **2,000** shares	-	RM4.80	-
[c]	Amount paid on **184,000** shares	-	RM5.13	-
[c]	Amount paid on **100,000** shares	-	RM5.34	-
[c]	Amount paid on **2,000** shares	-	RM6.47	-
[c]	Amount paid on **55,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **21,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **184,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **100,000** shares	-	RM5.24	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **55,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12th day of **September**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,510,145,000** shares of RM0.10 each and the paid-up capital is **RM251,014,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**44,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**130,000**
(c)	the number of shares allotted to non-citizens	**100,000**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**4,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	86,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	364,000

Dated this 12thday of **September, 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000